UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

CNH Global N.V.
(formerly New Holland N.V.)
(Name of Issuer)

Common Stock, par value €2.25
(Title of Class of Securities)

N20935 20 6
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
United States
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

October 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Fiat Industrial S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - o
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name of Reporting Persons Fiat Netherlands Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) o (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Kingdom of The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 8 (the “Amendment”) amends the Statement on Schedule 13D, as amended and restated by Fiat Industrial S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat Industrial”) and Fiat Netherlands Holding N.V. a corporation organized under the laws of the Kingdom of The Netherlands (“Dutch Holdings”), on May 30, 2012 and further amended on October 8, 2012, (the “Original Schedule 13D”).  The Original Schedule 13D was initially filed by Fiat S.p.A., a corporation organized under the laws of the Republic of Italy, and Dutch Holdings on March 25, 1999.  Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On October 15, 2012 Fiat Industrial announced that it has been advised that the Special Committee has determined not to recommend the strategic combination of Fiat Industrial and the Issuer on the terms proposed by Fiat Industrial pursuant to the Proposal Letter. Fiat Industrial has asked its advisors to meet with the advisors to the Special Committee to determine the basis for the Special Committee’s decision and to explore whether the parties can reach agreement on revised terms for a merger transaction on a basis broadly consistent with the Proposal Letter. Fiat Industrial has further reiterated to the Issuer’s Board that Fiat Industrial desires to move forward with a transaction promptly and that, accordingly, will seek to reach agreement within the next several weeks.

ITEM 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

99.14 Press release of Fiat Industrial, dated October 15, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 16, 2012

FIAT INDUSTRIAL S.P.A.

By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 16, 2012

FIAT NETHERLANDS HOLDING N.V.

By:	/s/ Jacob Meint Buit
	Name:	Jacob Meint Buit
	Title:	Director